FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 6 February 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

6 February 2024

NatWest Group plc

Directorate Change

NatWest Group plc ('NWG') announces the appointment of Geeta Gopalan as an independent non-executive director with effect from 1 July 2024.

Howard Davies, Chairman of NWG, said:

"I am delighted to welcome Geeta to NatWest Group.  Geeta will be a valuable addition to the board, bringing substantial financial and banking expertise, combined with a strong track record as a plc non-executive director."

Geeta currently serves as a non-executive director of Virgin Money UK PLC*, Funding Circle plc, Intrum S.A., and as a Trustee of The Old Vic Theatre.  She previously served as a non-executive director of Dechra Pharmaceuticals Ltd, Ultra Electronics Plc, Wizink Bank SA, and Vocalink.  Geeta's biography is set out below.

*Stepping down on 30 June 2024.

There are no further matters requiring disclosure under Listing Rule 9.6.13.

 For further information contact:

NatWest Group Investor Relations:

Claire Kane

Director, Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

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Geeta Gopalan Biography

Geeta Gopalan is currently a non-executive director of Virgin Money UK PLC*, serving as Risk Committee Chair; Intrum S.A, Europe’s largest credit investment and collections company; Funding Circle plc - the largest fintech platform for SME lending in the UK, serving as Senior Independent Director and Audit Committee Chair; and as Trustee and Finance Committee Chair at The Old Vic Theatre.

Geeta's previous non-executive directorships include Dechra Pharmaceuticals Ltd, a leading FTSE 150 veterinary pharmaceuticals company, serving as Remuneration Committee Chair; Ultra Electronics Plc, a highly specialised software company that supply solutions for defence, transport and aerospace; Wizink Bank SA, a private equity owned digital bank in Spain; Vocalink, the operator for the UK national payments infrastructure; Trustee Pilotlight, an enterprise focused on bringing business skills to the third sector; and as Vice-Chair and Member of the England Committee Big Lottery Fund, which is the largest non-government funder of community development in the UK and one of the largest globally.

Geeta has spent over 20 years in various executive roles across banking and fintechs.  Geeta is also a Qualified Chartered Accountant (Chartered Accountants Institute, India).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	6 February 2024	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary